

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

For more information regarding the content of this news release, please contact:

For Immediate Release

Michael Lawson
(216) 797-8798

News Release No. 07-20
Release Date: July 26, 2007

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS
Second Quarter Positively Impacted by Successful Execution of Strategic Objectives

Cleveland, Ohio –July 26, 2007 - Associated Estates Realty Corporation (NYSE: AEC) today reported net income applicable to common shares of $8.8 million or $0.51 per common share (basic and diluted), for the second quarter ended June 30, 2007, compared with net income applicable to common shares of $26.7 million or $1.58 per common share (basic and diluted), for the second quarter ended June 30, 2006. The second quarter 2007 results include gains from property sales of $0.73 per share compared to $2.06 per share for the same period in 2006.

Funds from operations (FFO) for the quarter were $0.24 per common share (basic and diluted), compared with $0.01 per common share (basic and diluted) for the second quarter ended June 30, 2006. The results for the second quarter of 2007 include $1.6 million in defeasance costs and/or prepayment costs associated with the repayment of $32.0 million in debt and $172,000 of costs associated with the repurchase of 111,500 depository shares of the Company's Class B Preferred Shares. Excluding these costs, FFO for the second quarter of 2007 would have been $0.34 per common share (basic and diluted) versus $0.22 per common share for last year's second quarter. Included in the Company's second quarter results was the contribution of $1.6 million or approximately $0.09 per common share related to the settlement of a lawsuit. Excluding the above costs and settlement proceeds, core FFO growth increased 13.6 percent, based on improved same community results and lower interest costs.

Commenting on the Company's quarterly results, John Shannon, senior vice president of operations, said, "Our performance is ahead of what we expected over the last several quarters. We're full, we're pushing rents and we're burning off concessions and making good headway in terms of successfully executing our long-term strategic plan to shed non-core assets and move into higher growth markets."

A reconciliation of net income applicable to common shares to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.

Total revenue for the quarter was $38.5 million compared with $34.9 million for the second quarter of 2006, an increase of 10.3 percent.



Same Community (Market-Rate) Portfolio Results

Revenues for the quarter from the Company's same community portfolio were up 4.4 percent, and total property operating expenses for the same community portfolio increased 4.0 percent, resulting in a 4.7 percent increase in net operating income (NOI), compared with the second quarter of 2006. Physical occupancy was 96.3 percent at the end of the second quarter of 2007 compared with 95.7 percent at the end of the second quarter of 2006. For the second quarter, the average net collected rent per unit for the same community properties increased 4.3 percent to $807 per month, compared with the second quarter of 2006. Net collected rent per unit for the Company's same community Midwest portfolio grew 4.2 percent, while net collected rent per unit for the Company's same community properties in the Mid-Atlantic/Southeast markets grew 4.3 percent.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com, or by clicking on the following link: http://ir.aecrealty.com/results.cfm.

First Half Performance

For the six months ended June 30, 2007, net income applicable to common shares was $8.0 million or $0.47 per share compared to net income applicable to common shares of $17.8 million or $1.04 per share for the period ended June 30, 2006. The results for the six month period ended June 30, 2007 include gains from property sales of $0.99 per share compared to $2.03 per share for the six months ended June 30, 2006.

Funds from operations for the first six months ended June 30, 2007 were $0.37 per share and include defeasance and/or prepayment costs of $4.2 million, or approximately $0.25 per share associated with the repayment of $62.9 million in debt and $172,000, or approximately $0.01 per share of costs associated with the repurchase of 111,500 depository shares of the Company's Class B Preferred Shares. Excluding these costs, FFO for the first half of 2007 would have been $0.63 per share. Included in the Company's first half results was the contribution of $1.6 million or approximately $0.09 per common share related to the settlement of a lawsuit.

Revenues for the six month period ended June 30, 2007 for the Company's same community portfolio were up 4.8 percent and total property operating expenses for the same community portfolio increased 2.0 percent, resulting in a 7.2 percent increase in NOI compared with the first six months of 2006.

Increased Acquisition/Disposition Activities

During the quarter, the Company completed the sale of a 949-unit high-rise property in Euclid, Ohio, a suburb of Cleveland. The $34.6 million sale price reflects a blended cap rate of 4.5 percent based on trailing 12 month NOI and after a 3.0 percent management fee and $500 per unit of capex. Year to date dispositions total $39.8 million. Also during the quarter, the Company acquired a 268-unit Class AA property in Norfolk, Virginia and acquired its joint venture partner's 51.0 percent interest in an 843-unit, Class A property in the greater Atlanta market. The Norfolk acquisition represents the Company's initial move into the Virginia marketplace and the Georgia acquisition bolsters the Company's presence in the robust Atlanta marketplace. Year to date acquisitions total $91.3 million.


Stock Repurchases

During the quarter the Company completed the repurchase of 111,500 depository shares of the Company's 8.7% Class B Series II Preferred Shares for $2.9 million, leaving $19.5 million available under the previously board authorized $50.0 million stock repurchase program.

2007 Outlook

As a result of the increased acquisition activity completed during the second quarter and the expected acceleration of second half 2007 dispositions, the Company now expects to acquire $90.0 million to $150.0 million of properties in 2007 and to dispose of $100.0 million to $150.0 million of properties. Previously the Company had reported that it expected to acquire $50.0 million of properties in 2007 and dispose of $50.0 to $75.0 million of properties. At the same time, the Company is adjusting its 2007 full year FFO guidance from a range of $1.08 to $1.12 per share to a range of $1.19 to $1.23 per share to reflect the $0.09 per share of additional rental revenue related to the settlement that occurred during the second quarter and a $0.02 per share increase in the Company's full year core operating expectations.

Conference Call

A conference call to discuss the results will be held today, Thursday, July 26, at 2:00 p.m. (EDT). To participate in the call:

Via Telephone: The dial in number is 800-896-8445, and the pass code is "Estates."

Via the Internet (listen only): Access the Investor Relations page on the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download, and install any necessary audio software. Select the "Live Webcast" link at the top of the page and follow the brief instructions to register for the event. The webcast will be archived through August 9, 2007.

Company Profile

Associated Estates Realty Corporation is a real estate investment trust ("REIT"), headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company directly or indirectly owns, manages or is a joint venture partner in 99 multifamily properties containing a total of 19,969 units located in ten states. For more information about the Company, please visit its website at: www.aecrealty.com.

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FFO is a non-Generally Accepted Accounting Principle (GAAP) measure. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. A reconciliation of net income applicable to common shares to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.



Safe Harbor Statement

This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2007 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; the ability of the Company to refinance debt on favorable terms at maturity; the ability of the Company to defease or prepay debt pursuant to its current plan; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in government regulations affecting properties, the rents of which are subsidized and certain aspects of which are regulated by the United States Department of Housing and Urban Development ("HUD") and other properties owned by the Company; inability to renew current contracts with HUD for rent subsidized properties at existing rents; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint ventures; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located; and the Company's ability to acquire properties at prices consistent with our investment criteria.

	ASSOCIATED ESTATES REALTY CORPORATION			
	Financial Highlights			
	(in thousands, except per share data)			
	For the Three Months Ended		For the Six Months Ended	
	June 30,		June 30,	
	2007	2006	2007	2006
Total revenue	$ 38,452	$ 34,946	$ 73,929	$ 68,938
Net income	10,229	27,962	10,679	20,339
Net income applicable to common shares[1]	8,796	26,701	7,984	17,816
Add: Depreciation - real estate assets	7,472	7,728	14,921	15,614
Depreciation - real estate assets - joint ventures	240	240	481	480
Amortization of joint venture deferred costs	8	9	17	17
Amortization of intangible assets	30	216	39	656
Less: Gain on disposition of properties	(12,482)	(34,723)	(17,043)	(34,723)
Funds from Operations (FFO) [2]	4,064	171	6,399	(140)
Funds from Operations (FFO) adjusted for defeasance costs, other prepayment costs and/or preferred share repurchase costs[3]	5,797	3,695	10,795	6,944
Add: Depreciation - other assets	299	330	603	692
Depreciation - other assets - joint ventures	36	45	82	89
Amortization of deferred financing fees	276	256	511	538
Amortization of deferred financing fees - joint ventures	12	12	24	24
Less: Fixed asset additions	(2,692)	(2,046)	(3,671)	(3,318)
Fixed asset additions - joint ventures	(5)	(32)	(24)	(54)
Funds available for distribution (FAD) [4]	$ 3,723	$ 2,260	$ 8,320	$ 4,915
Per share:				
Net income applicable to common shares - basic and diluted [1]	$ 0.51	$ 1.58	$ 0.47	$ 1.04
Funds from operations - basic and diluted [2]	$ 0.24	$ 0.01	$ 0.37	($0.01)
- adjusted for defeasance costs, other prepayment costs and/or preferred share repurchase costs[3]	$ 0.34	$ 0.22	$ 0.63	$ 0.41
Dividends per share	$ 0.17	$ 0.17	$ 0.34	$ 0.34
Weighted average shares outstanding - basic and diluted	17,153	16,872	17,131	17,076


(1) After dividends and original costs associated with the preferred share repurchase, of $1,433, $1,261, $2,695 and $2,523, equivalent to $0.08, $0.07, $0.16, and $0.15 per common share, respectively.

(2) The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(3) The Company defines FFO excluding defeasance costs, other prepayment costs and/or preferred repurchase costs as FFO, as defined above, plus the add back of defeasance costs and other prepayment costs of $1,561,000 and $4,224,000 for the quarter and six months ended June 30, 2007, respectively and $3,524,000 and $7,084,000 for the quarter and six months ended June 30, 2006, respectively. Also, added back is $172,000 of preferred stock repurchase costs for both the quarter and six months ended June 30, 2007. In accordance with GAAP, these prepayment costs are included as interest expense in the Company's Consolidated Statement of Operations. Also, in accordance with GAAP, the Company reclassified the original issuance costs associated with the repurchase of 111,500 depository shares of the Series B Preferred Shares for the three and six months ended June 30, 2007. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(4) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

The full text and supplemental schedules of this press release are available on AEC's website at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372. For more information, access the Investor Relations "News" section of www.aecrealty.com.